Exhibit 99.176

DeFi Technologies Announces Strategic Partnership with RockX to Provide Staking Yield through Financial Products

•	RockX has more than $400m in assets staked, providing $40m in annual yield

•	The companies will work on creating innovative asset-backed ETPs

TORONTO, Feb. 17, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announces a strategic partnership with RockX to provide staking yield through financial products.

RockX (www.rockx.com) is a Singapore-based institutional gateway to crypto finance and blockchains. Providing safe and secure validators and access nodes to support the most innovative protocols in the market, the company has more than $400M in assets staked, providing $40M in annual yield.

The strategic partnership outlines a framework between DeFi Technologies and RockX to enhance the staking components of the companies’ current respective Exchange Traded Product (ETP) infrastructures, co-develop ETP products, provide institutional staking services, custodian services, and real time data yield oracle.

“DeFi Technologies continues to evolve into one of the most diversified and holistic Web 3.0 opportunities globally,” said Russell Starr, Executive Chairman & CEO of DeFi Technologies. “This partnership with RockX is yet another step in our evolution towards becoming the best way to offer investors exposure to a diversified play on Web 3.0.”

“Staking offers the crypto-native risk-free sustainable yield in Proof of Stake (POS) assets. As more people are getting access to POS assets, and the market capitalization increases with wider usage of blockchains, staking yield is a multi-billion revenue opportunity that shouldn’t be missed,” said Zhuling Chen, Director and CEO of RockX. “We are thrilled to partner with DeFi Technologies to bring staking yield to regulated ETP products and help any future financial products to earn such yield while all underlying assets are stored in a secure custodian wallet of their choice.”

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About RockX
RockX (www.rockx.com) is Asia’s one-stop gateway to crypto finance and blockchains. The team is equipped with a wealth of experience in mining, staking, protocol research, and infrastructure design. In recent years, the company has built access node APIs for popular Layer 1 and 2 protocols for developers, and helps companies to seamlessly access and interact with blockchains.

With over 400 million USD worth of tokens staked with RockX, they are one of Asia’s leading staking platforms. Focusing on serving institutional and high net worth clients globally to compound their returns on cryptos, RockX are always open to collaborating with synergistic partners & innovative Web 3.0 projects, ultimately helping to build up the ecosystem..

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Strategic Partnership Agreement and the terms and conditions thereunder; potential synergies between DeFi Technologies and RockX; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward- looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to rules and regulations in Switzerland with respect to financial institutions; investor demand for DeFi Technologies’ and Valour’s products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this press release with respect to DeFi Technologies and RockX was supplied by the parties respectively for inclusion herein, and each party and its directors and officers have relied entirely on the other party for any information concerning the other party. DeFi Technologies has not conducted due diligence on the information provided by RockX and does not assume any responsibility for the accuracy or completeness of such information.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia: https://www.prnewswire.com/news-releases/defi-technologies-announces-strategic-partnership-with-rockx-to-provide-staking-yield-through-financial-products-3014 SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2022/17/c1565.html %SEDAR: 00007675E

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public

Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 17-FEB-22